LION INDUSTRIES CORPORATION BERHAD (415-D)
A Member of The Lion Group

[redacted]

07024341

24 May 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the Financial Results Announcement dated 23 May 2007, Re: Third Quarterly Report for the financial period ended 31 March 2007 for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

PROCESSED
JUN 15 2007
THOMSON
FINANCIAL

WONG PHOOI LIN
Secretary

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 6/12

Level 46, Menara Citibank, 165, Jalan Ampang, 50450 Kuala Lumpur, Malaysia
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Form Version 2.0

Financial Results

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 23/05/2007 06:07:04 PM
Reference No LI-070523-792BC

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	LION INDUSTRIES CORPORATION BERHAD
* Stock name	:	LIONIND
* Stock code	:	4235
* Contact person	:	WONG PHOOI LIN
* Designation	:	SECRETARY

Part A1 : QUARTERLY REPORT

* Financial Year End : 30/06/2007
* Quarter : ○ 1 Qtr ○ 2 Qtr ● 3 Qtr ○ 4 Qtr ○ Other
* Quarterly report for the financial period ended : 31/03/2007
* The figures : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

LICB-07Q3.xls

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/03/2007**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER * 31/03/2007 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/03/2006 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE * 31/03/2007 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/03/2006 [dd/mm/yyyy] RM'000
1	Revenue	1,251,286	781,739	3,584,272	2,255,253

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

23 MAY 2007

2	Profit/(loss) before tax	59,682	-61,249	236,676	-74,204
3	Profit/(loss) for the period	38,604	-47,013	187,201	-37,423
4	Profit/(loss) attributable to ordinary equity holders of the parent	41,173	-39,115	201,215	-23,438
5	Basic earnings/(loss) per share (sen)	5.90	-5.61	28.86	-3.36
6	Proposed/Declared dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	3.0400	2.8800

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/03/2007	31/03/2006	31/03/2007	31/03/2006
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Gross interest income	7,193	7,792	23,027	24,372
2	Gross interest expense	39,754	38,317	120,719	114,151

Remarks :

Note: The above information is for the Exchange internal use only.

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

23 MAY 2007

LION INDUSTRIES CORPORATION BERHAD

(Incorporated in Malaysia) (415-D)

Interim Report for the

Third Quarter Ended

31 March 2007

Interim report for the third quarter ended 31 March 2007

(The figures have not been audited)

CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 31/3/2007 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/3/2006 RM'000	CURRENT YEAR TO DATE 31/3/2007 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2006 RM'000
Revenue		1,251,286	781,739	3,584,272	2,255,253
Operating expenses		(1,195,274)	(843,272)	(3,403,556)	(2,383,000)
Other operating income		18,407	17,772	45,736	26,190
Profit/(Loss) from operations		74,419	(43,761)	226,452	(101,557)
Finance costs		(39,754)	(38,317)	(120,719)	(114,151)
Share in results of associated companies		9,709	13,037	149,801	135,132
Income from other investments		7,193	7,792	23,027	24,372
Reversal of/ (Impairment) loss on disposal of a subsidiary company	13	8,115	-	(41,885)	-
Provision for loss on dilution in shareholdings in a subsidiary company		-	-	-	(18,000)
Profit/(Loss) before taxation		59,682	(61,249)	236,676	(74,204)
Taxation	17	(21,078)	14,236	(49,475)	36,781
Net profit/(loss) for the period		38,604	(47,013)	187,201	(37,423)
Attributable to :					
- Equity holders of the parent		41,173	(39,115)	201,215	(23,438)
- Minority interests		(2,569)	(7,898)	(14,014)	(13,985)
Net profit/(loss) for the period		38,604	(47,013)	187,201	(37,423)
Earnings/(Loss) per share attributable to equity holders of the parent (sen) :					
- Basic	25	5.90	(5.61)	28.86	(3.36)
- Diluted	25	5.89	(5.61)	28.85	(3.36)

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)

Interim report for the third quarter ended 31 March 2007

(The figures have not been audited)

CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	AS AT END OF CURRENT QUARTER 31/3/2007 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2006 RM'000 (Restated)
ASSETS			
Non-Current Assets			
Property, plant and equipment		1,585,188	2,204,394
Forest concessions		-	290,136
Plantation development expenditure		-	152,139
Land held for property development		54,112	54,749
Investment in associated companies		617,918	470,454
Long-term investments		97,511	166,118
Deferred tax assets		96,364	143,319
Intangible assets		132,023	132,115
		2,583,116	3,613,424
Current Assets			
Property development costs		37,085	37,380
Inventories		964,946	824,409
Short-term investments		107,844	54,705
Amount due by contract customers		667	667
Trade receivables		462,459	510,113
Other receivables		785,670	315,308
Deposits, cash and bank balances		599,971	248,069
		2,958,642	1,990,651
TOTAL ASSETS		5,541,758	5,604,075
EQUITY AND LIABILITIES			
Share capital		699,025	697,102
Reserves		1,428,810	1,312,722
Equity attributable to equity holders of the parent		2,127,835	2,009,824
Minority interests		265,475	424,364
Total equity		2,393,310	2,434,188
Non-Current Liabilities			
Long-term borrowings	21	1,262,681	1,637,637
Bonds and USD Debts	21	63,377	72,816
Deferred tax liabilities		131,907	135,821
Deferred payables		1,154	1,660
		1,459,119	1,847,934
Current Liabilities			
Trade payables		359,455	280,340
Other payables		525,311	466,303
Amount due to contract customers		1,091	1,385
Short-term borrowings	21	549,186	305,502
Bonds and USD Debts	21	253,422	266,303
Tax liabilities		864	2,120
		1,689,329	1,321,953
TOTAL EQUITY AND LIABILITIES		5,541,758	5,604,075
Net assets per share attributable to ordinary equity holders of the parent (RM)		3.04	2.88

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)

Interim report for the third quarter ended 31 March 2007
(The figures have not been audited)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Note	← Attributable to equity holders of the parent →							
		Share Capital RM'000	Share Premium RM'000	Negative Goodwill RM'000	Other Reserves RM'000	Retained Profits RM'000	Total RM'000	Minority Interests RM'000	Total Equity RM'000
31 March 2007									
At 1 July 2006									
As previously stated		697,102	515,192	605,122	30,046	162,362	2,009,824	424,364	2,434,188
Prior year adjustment : Effects of adopting FRS 2	1(a)	-	-	-	904	(904)	-	-	-
Restated		697,102	515,192	605,122	30,950	161,458	2,009,824	424,364	2,434,188
Realisation of/transfer to negative goodwill pursuant to the disposal of a subsidiary company		-	-	(76,314)	-	-	(76,314)	27,125	(49,189)
Effects of adopting FRS 3	1(b)	-	-	(528,808)	-	540,708	11,900	-	11,900
		697,102	515,192	-	30,950	702,166	1,945,410	451,489	2,396,899
Issue of shares		1,923	82	-	-	-	2,005	-	2,005
Translation difference on net equity of foreign subsidiaries other movements		-	-	-	(17,649)	(78)	(17,727)	(172,000)	(189,727)
Dividend paid for the financial year ended 30 June 2006		-	-	-	-	(2,510)	(2,510)	-	(2,510)
Equity accounting for share of net assets of associated companies		-	-	-	13,296	-	13,296	-	13,296
Effect of dilution on equity interest in an associated company		-	-	-	-	(14,532)	(14,532)	-	(14,532)
Share-based payment under ESOS	1(a)	-	-	-	678	-	678	-	678
Net profit/(loss) for the period		-	-	-	-	201,215	201,215	(14,014)	187,201
At 31 March 2007		699,025	515,274	-	27,275	886,261	2,127,835	265,475	2,393,310
31 March 2006									
At 1 July 2005		697,056	515,190	769,593	34,560	261,589	2,277,988	482,427	2,760,415
Translation difference on net equity of foreign subsidiaries & other movements		-	-	-	(5,723)	-	(5,723)	1,513	(4,210)
Amortisation for the period		-	-	(25,571)	-	-	(25,571)	-	(25,571)
Dividend paid for the financial year ended 30 June 2005		-	-	-	-	(5,018)	(5,018)	-	(5,018)
Effect of dilution on equity interest in an associated company		-	-	-	-	(74,600)	(74,600)	-	(74,600)
Net loss for the period		-	-	-	-	(23,438)	(23,438)	(13,985)	(37,423)
At 31 March 2006		697,056	515,190	744,022	28,837	158,533	2,143,638	469,955	2,613,593

(The Condensed Consolidated Statements of Changes in Equity should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)

Interim report for the third quarter ended 31 March 2007
(The figures have not been audited)

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	Note	CURRENT YEAR TO DATE 31/3/2007 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2006 RM'000
OPERATING ACTIVITIES			
Profit/(Loss) before taxation		236,676	(74,204)
Adjustments for:			
Non-cash items (mainly depreciation)		165,363	104,624
Non-operating items (mainly associates' results & finance costs)		(30,157)	(45,353)
Operating profit/(loss) before changes in working capital		371,882	(14,933)
Changes in working capital :			
Net changes in current assets		(300,182)	353,173
Net changes in current liabilities		139,956	(253,575)
Others (mainly interest and tax paid)		5,225	(8,275)
		216,881	76,390
INVESTING ACTIVITIES			
Proceeds from disposal of investments		395,885	75,706
Others (mainly purchase of property, plant and equipment)		(100,578)	(131,015)
		295,307	(55,309)
FINANCING ACTIVITIES			
Issue of shares		2,005	-
Issue of debt securities		-	500,000
Dividend paid to shareholders	7	(2,510)	(5,018)
Borrowings		(124,692)	(262,783)
Redemption/repayment of Bonds and USD Debts		(34,857)	(88,014)
Others		4,009	(33,899)
		(156,045)	110,286
Net changes in cash & cash equivalents		356,143	131,367
Effects of exchange rate changes		101	36
Cash & cash equivalents at beginning of the period		134,035	94,586
Cash & cash equivalents at end of the period		490,279	225,989

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and methods of computation

The interim financial statements have been prepared in accordance with the Financial Reporting Standard ("FRS") 134 : "Interim Financial Reporting" and paragraph 9.22 of the Listing Requirements of Bursa Malaysia Securities Berhad.

The interim financial statements should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2006. These explanatory notes attached to the interim financial statements provide an explanation of events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the year ended 30 June 2006.

The significant accounting policies adopted are consistent with those of the audited financial statements for the financial year ended 30 June 2006 except for the adoption of the following new / revised FRSs effective for the financial period beginning 1 July 2006 :

FRS 2	Share-based Payment
FRS 3	Business Combinations
FRS 5	Non-current Assets Held for Sale and Discontinued Operations
FRS 101	Presentation of Financial Statements
FRS 102	Inventories
FRS 108	Accounting Policies, Changes in Estimates and Errors
FRS 110	Events after the Balance Sheet Date
FRS 116	Property, Plant and Equipment
FRS 121	The Effects of Changes in Foreign Exchange Rates
FRS 127	Consolidated and Separate Financial Statements
FRS 128	Investments in Associates
FRS 131	Interests in Joint Ventures
FRS 132	Financial Instruments: Disclosure and Presentation
FRS 133	Earnings Per Share
FRS 136	Impairment of Assets
FRS 138	Intangible Assets
FRS 140	Investment Property

The adoption of the above FRSs does not have a significant financial impact on the Group except for the following :

a) FRS 2 : Share-based Payment

This FRS requires an entity to recognise share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the entity.

The Company and its listed subsidiary company, Lion Forest Industries Berhad, operate equity-settled, share-based compensation plan for the employees of the Group, the Lion Industries Corporation Berhad Executive Share Option Scheme ("ESOS") and the Lion Forest Industries Berhad Executive Share Option Scheme respectively. Prior to 1 July 2006, no compensation was recognised in profit or loss for the share options granted. With the adoption of FRS 2, the compensation expense relating to share options is recognised in profit or loss over the vesting periods of the grants with a corresponding increase in equity. The total amount to be recognised as compensation expense is determined by reference to the fair value of the share options at the date of the grant and the number of share options to be vested by vesting date. The fair value of the share option is computed using a binomial options pricing model. At every balance sheet date, the Group revises its estimates of the number of share options that are expected to vest by the vesting date. Any revision of this estimate is included in profit or loss and a corresponding adjustment to equity over the remaining vesting period.

1. Accounting policies and methods of computation (Cont'd)

Under the transitional provisions of FRS 2, this FRS must be applied to share options that were granted after 31 December 2004 and had not yet been vested on 1 January 2006. The application is retrospective and accordingly, the comparative amounts as at 30 June 2006 are restated. The financial impact to the Group arising from this change in accounting policy is as follows :

	As at 1/7/2006 RM'000
Decrease in Retained Profits	(904)
Increase in Other Reserves	904

	Current Year Quarter 31/3/2007 RM'000	Preceding Year Corresponding Quarter 31/3/2006 RM'000	Current Year To Date 31/3/2007 RM'000	Preceding Year Corresponding Period 31/3/2006 RM'000
Decrease in net profit for the period	(226)	-	(678)	-

Comparatives have been restated due to this change in accounting policy.

b) FRS 3 : Business Combinations

The adoption of FRS 3 has resulted in the Group ceasing annual goodwill amortisation. Goodwill is carried at cost less accumulated impairment losses and is now tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. Any impairment loss is recognised in profit or loss and subsequent reversal is not allowed. Prior to 1 July 2006, goodwill was amortised on a straight-line basis over its estimated useful life of 25 years.

The carrying amount of goodwill as at 1 July 2006 of RM131 million will cease to be amortised. This has the effect of reducing the amortisation charges by RM3 million and RM9 million in the current quarter and for the financial year-to-date respectively.

Under FRS 3, any excess of the Group's interest in the net fair value of acquirees' identifiable assets, liabilities and contingent liabilities over cost of acquisitions (previously referred to as "negative goodwill"), after reassessment, is now recognised immediately in profit or loss. In accordance with the transitional provisions of FRS 3, the negative goodwill as at 1 July 2006 of RM529 million and RM12 million in the Group's investment in an associated company was derecognised with a corresponding increase in retained profits.

c) FRS 101 : Presentation of Financial Statements

The adoption of the revised FRS 101 has affected the presentation of minority interests, share of net after-tax results of associated companies and other disclosures. In the consolidated balance sheet, minority interests are now presented within total equity. In the consolidated income statement, minority interests are presented as an allocation of the total profit or loss for the period. A similar requirement is also applicable to the statement of changes in equity. FRS 101 also requires disclosure, on the face of the statement of changes in equity, total recognised income and expenses for the period, showing separately the amounts attributable to equity holders of the parent and to minority interests.

The current period's presentation of the Group's financial statements is based on the requirements of the revised FRS 101, with the comparatives restated to conform with the current period's presentation.

1. **Accounting policies and methods of computation (Cont'd)**

The following comparative amounts have been restated due to the adoption of new / revised FRSs :

	Reported Previously	Adjustments	Restated
	RM'000	RM'000	RM'000
At 30 June 2006			
- Retained Profits	162,362	(904)	161,458
- Other Reserves	30,046	904	30,950
3 Months Ended 31 March 2006			
- Share in results of associated companies	6,876	6,161	13,037
- Tax credit	20,397	(6,161)	14,236
	Net adjustment	-	
9 Months Ended 31 March 2006			
- Share in results of associated companies	144,760	(9,628)	135,132
- Tax credit	27,153	9,628	36,781
	Net adjustment	-	

2. **Auditors' report on preceding annual financial statements**

There were no qualifications in the auditors' report of the preceding year's financial statement. However, the auditors drew attention to the financial position of the Group concerning the portion of LICB Bonds and USD Debts issued pursuant to the Group Wide Restructuring Scheme ("GWRS") that are due for redemption/repayment within the next twelve (12) months and the steps taken by the Group to meet this obligation.

3. **Comments about seasonal or cyclical factors**

The operations of the Group are not subject to material seasonal or cyclical effect subsequent to the disposal of the timber extraction and pulp and paper operations

4. **Unusual items due to their nature, size or incidence**

There were no unusual items affecting assets, liabilities, equity, net income or cash flows during the current quarter and financial year-to-date.

5. **Changes in estimates**

There were no changes in estimates that have had a material effect in the current quarter and financial year-to-date.

6. **Debt and equity securities**

During the current quarter and financial year-to-date, the issued and paid-up share capital of the Company was increased from RM697,102,765 to RM699,024,765 by the issuance of 1,883,000 new ordinary shares of RM1.00 each at an issue price of RM1.037 per share and 39,000 new ordinary shares of RM1.00 each at an issue price of RM1.33 per share for cash pursuant to the Executive Share Option Scheme of the Company.

During the financial year-to-date, the Group has:
(i) partially redeemed its Bai' Bithaman Ajil Islamic Debt Securities ("BaIDS") amounting to RM40 million; and
(ii) redeemed/repaid part of its Bonds and USD Debts amounting to RM35 million.

Other than the above, there were no issuance, cancellation, repurchase, resale and repayment of debt and equity securities for the current quarter and financial year-to-date.

7. **Dividends paid**

During the financial year-to-date, a first and final dividend of 0.5%, less tax, amounting to RM2.5 million in respect of the previous financial year ended 30 June 2006 was paid by the Company.

8. Segmental information

The Group's segmental report for the financial year-to-date was as follows :

	REVENUE			
	Total RM'000	Inter - Segment RM'000	External RM'000	Segment Results RM'000
Steel	3,114,917	(16,431)	3,098,486	253,167
Timber extraction and pulp and paper	239,850	-	239,850	(21,324)
Building materials	113,469	-	113,469	989
Property and construction	15,226	-	15,226	1,692
Tyre	57,398	-	57,398	(7,860)
Others	59,843	-	59,843	3,297
	3,600,703	(16,431)	3,584,272	229,961
Unallocated costs				(3,509)
Profit from operations				226,452
Finance costs				(120,719)
Share in results of associated companies				149,801
Income from other investments				23,027
Impairment/Loss on disposal of a subsidiary company				(41,885)
Profit before taxation				236,676

9. Carrying amount of revalued assets

The valuations of property, plant and equipment have been brought forward without amendment from the previous audited financial statements.

10. Subsequent events

Other than as disclosed in Note 20, there were no material events subsequent to the end of the current quarter.

11. Changes in composition of the Group

As reported in the Interim Report of Lion Forest Industries Berhad ("LFIB"), a listed subsidiary, the disposal of Sabah Forest Industries Sdn Bhd ("SFI"), a subsidiary of LFIB, was completed on 16 March 2007.

Other than as disclosed above, there were no material changes in the composition of the Group during the financial year-to-date.

12. Changes in contingent liabilities and contingent assets

There were no material changes in contingent liabilities or contingent assets since the last annual balance sheet date.

13. Performance review

The Group's performance improved significantly for the current financial year-to-date as compared to the preceding year corresponding period. Higher demand for steel products had resulted in the Group recording an operating profit of RM226.5 million against a loss of RM101.6 million in the preceding year corresponding period.

Our associated companies continued to contribute positively with improved results from its retail business.

The disposal of SFI by LFIB was completed during the current quarter under review.

Overall, the Group registered a profit before tax of RM236.7 million for the nine months ended 31 March 2007 against a loss of RM74.2 million in the preceding year corresponding period.

14. Comment on material change in profit before taxation

	Revenue		Profit/(Loss) from operations	
	Current Quarter 31/3/2007 RM'000	Immediate Preceding Quarter 31/12/2006 RM'000	Current Quarter 31/3/2007 RM'000	Immediate Preceding Quarter 31/12/2006 RM'000
Steel	1,127,945	995,189	102,158	75,836
Timber extraction and pulp and paper	40,479	102,098	(22,713)	(395)
Tyre	19,007	19,960	719	(4,097)
Others	63,855	61,211	(3,957)	12,002
Unallocated costs	-	-	(1,788)	(849)
	1,251,286	1,178,458	74,419	82,497

The steel operations achieved higher revenue and profit for the quarter under review as a result of higher sales volume arising from higher demand for steel products and better selling price for hot briquetted iron.

The timber operations recorded higher losses mainly due to lower sales of paper products as a result of prolonged wet weather condition at the logging areas. The disposal of the timber operations was completed during the current quarter.

The tyre operations in China achieved a profit for the quarter under review despite lower sales mainly attributable to higher average selling price and lower production cost resulted from lower raw material costs and higher production volume.

The results of the Others division in the immediate preceding quarter included a gain on disposal of investments of RM14.7 million.

15. Commentary on prospects

Our steel division is expected to continue to perform well in view of the better operating environment whilst contributions from our retail associate are expected to be lower in the coming quarter after recording significant growth in the last two quarters.

Overall, the Group is expected to perform satisfactorily.

16. Profit forecast or profit guarantee

The disclosure requirements are not applicable for the current quarter and financial year-to-date.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
Taxation comprises :	CURRENT YEAR QUARTER 31/3/2007 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/3/2006 RM'000	CURRENT YEAR TO DATE 31/3/2007 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2006 RM'000
Current year tax				
- Arising in Malaysia	4,007	764	6,745	3,275
Deferred tax	17,071	(15,000)	43,000	(40,056)
	21,078	(14,236)	49,745	(36,781)

Excluding the share of those of the associated companies, the effective tax rate of the Group for the current quarter and financial year-to-date is higher than the statutory tax rate principally due to certain expenses not deductible for tax purposes.

18. **Sale of unquoted investments and properties**

During the current financial year-to-date, the Group disposed of certain unquoted investments which resulted in a gain on disposal of RM14.7 million.

19. **Quoted securities**

There were no purchases or disposals of quoted securities for the current quarter and financial year-to-date.

Details of investments in quoted securities (excluding investments in associated companies) as at the end of the reporting period were as follows :

	RM'000
At cost	65,938
At book value	7,212
At market value	7,212

20. **Corporate proposals**

The status of corporate proposals of LFIB, is reported in the Interim Report of LFIB.

Other than the above, there were no corporate proposals pending completion at the date of this report.

21. **Borrowings and debt securities**

The Group's borrowings as at end of the reporting period were as follows :

	Short Term RM'000	Long Term RM'000	Total RM'000
Bank borrowings			
Secured	472,199	862,681	1,334,880
Unsecured	16,987	-	16,987
BaIDS			
Secured	60,000	400,000	460,000
	549,186	1,262,681	1,811,867
Bonds and USD Debts			
Secured	253,422	63,377	316,799
	802,608	1,326,058	2,128,666

The Group's borrowings were denominated in the following currencies :	Foreign Currency '000	RM'000
- Ringgit Malaysia	-	1,440,732
- US Dollar	187,283	646,501
- Chinese Renminbi	92,650	41,433
		2,128,666

22. **Off balance sheet financial instruments**

There were no off balance sheet financial instruments at the date of this report.

23. **Changes in material litigations**

The material litigations of the Company's listed subsidiary, LFIB, are reported in the Interim Report of LFIB.

Other than the above, there were no material litigations since the last annual balance sheet date.

24. Dividend proposed

The Board does not recommend any interim dividend for the current quarter and financial year-to-date.

25. Earnings / (Loss) per share ("EPS")

Basic

Basic EPS is calculated by dividing the net profit / (loss) for the period attributable to equity holders of the parent by the weighted average number of ordinary shares of the Company in issue during the financial period.

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/3/2007	PRECEDING YEAR CORRESPONDING QUARTER 31/3/2006	CURRENT YEAR TO DATE 31/3/2007	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2006
Net profit /(loss) attributable to equity holders of the parent (RM'000)	41,173	(39,115)	201,215	(23,438)
Weighted average number of ordinary shares in issue ('000)	697,640	697,056	697,280	697,056
Basic EPS (sen)	5.90	(5.61)	28.86	(3.36)

Diluted

For the purpose of calculating diluted EPS, the net profit/(loss) for the period attributable to equity holders of the parent and the weighted average number of ordinary shares in issue during the period have been adjusted for the dilutive effects of all potential ordinary shares ie shares granted under the Executive Share Option Scheme.

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/3/2007	PRECEDING YEAR CORRESPONDING QUARTER 31/3/2006	CURRENT YEAR TO DATE 31/3/2007	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2006
Net profit / (loss) attributable to equity holders of the parent (RM'000)	41,173	(39,115)	201,215	(23,438)
Weighted average number of ordinary shares in issue ('000)	697,640	697,056	697,280	697,056
Effect of dilution ('000)	1,729	-	113	-
	699,369	697,056	697,393	697,056
Diluted EPS (sen)	5.89	(5.61)	28.85	(3.36)

Interim report for the third quarter ended 31 March 2007
(The figures have not been audited)

PROPOSED DIVESTMENT PROGRAMME ("PDP")

(i) Status of the Proposed Divestments

Assets to be Divested	PDP (Per GWRS)	Concluded Sales			Sale Proceeds Received				
		Up to December 2006	Current Year (Jan-Dec 07)		Up to December 2006	Current Year (Jan - Dec 07)			
			Current Quarter	Year-To-Date		Actual Received in		Projected to Dec 2007	Projected Full Year
						Current Qtr	YTD		
	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million
By December 2002									
Unlisted shares in pharmaceutical company	2.0	2.0	-	-	2.0	-	-	-	-
Unlisted shares in automotive company	29.4	29.4	-	-	29.4	-	-	-	-
Listed shares in financial services company	2.5	2.5	-	-	2.5	-	-	-	-
	33.9								
By December 2003									
Shares in unlisted companies, industrial land, office block, factories and shoplots in Parade and shopping centre	174.3	174.3	-	-	174.3	-	-	-	-
By December 2004									
Shares in unlisted companies and shoplots in Parade and shopping centre **	45.4	5.8	-	-	5.8	-	-	-	-
By December 2005									
Shares in unlisted company, factories and apartment **	9.7	-	-	-	-	-	-	-	-
By December 2006									
Shares in unlisted companies, commercial land, residential land and shoplots in Parade and shopping centre **	276.0	39.3	-	-	39.3	-	-	-	-
Total	541.3	253.3	-	-	253.3	-	-	-	-

** The Group is actively looking for potential buyers for its assets/companies under the PDP. Where necessary, the Group will divest other assets which are not under the PDP to redeem/repay the Bonds and USD Debts.

(ii) Transactions completed during the quarter

No transactions were completed during the quarter.

(iii) Utilisation of the divestment proceeds received

The divestment proceeds received were/will be used to redeem/repay the Bonds and USD Debts.

END